Exhibit 12.1

Raytheon Company

Computation of Ratio of Earnings to Fixed Charges

(dollar amounts in millions except for ratio)

(excludes discontinued operations for all periods)

	Nine Months Ended September 30,	Year Ended December 31,
(In Millions, except ratio)	2012	2011	2010	2009	2008	2007
Pre-tax income from continuing operations attributable to Raytheon Company common stockholders	$2,108	$2,643	$2,388	$2,889	$2,498	$2,225

Add:
Fixed charges	217	265	233	223	232	294
Amortization of capitalized interest	3	5	4	4	4	3

Less:
Capitalized interest	4	3	3	3	8	6

Income as adjusted	$2,324	$2,910	$2,622	$3,113	$2,726	$2,516

Fixed charges:
Portion of rents representative of interest factor	$64	$90	$104	$97	$95	$92
Interest on indebtedness	149	172	126	123	129	196
Capitalized interest	4	3	3	3	8	6

Fixed charges	$217	$265	$233	$223	$232	$294

Ratio of earnings to combined fixed charges	10.7	11.0	11.3	14.0	11.8	8.6